FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/4/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: May 4, 2009

Ternium Announces First Quarter 2009 Results

LUXEMBOURG--(Marketwire - May 04, 2009) - Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2009.

The financial and operational information contained in this press release is based on Ternium S.A.'s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Summary of First Quarter 2009 Results(1)

	1Q 2009	4Q 2008		1Q 2008

Shipments (tons)	1,504,000	1,547,000	-3%	2,088,000	-28%
Net Sales (US$ million)	1,174.7	1,721.1	-32%	1,942.6	-40%
Operating Income (Loss) (US$ million)	(26.5)	186.3	-114%	359.4
EBITDA (US$ million)	95.0	281.1	-66%	464.4	-80%
EBITDA Margin (% of net sales)	8%	16%		24%
EBITDA per Ton, Flat & Long Steel (US$/ton)	55	158	-65%	212	-74%
Net Foreign Exchange Result (US$ million)	(160.5)	(622.5)		40.2
Discontinued Operations Result (US$ million)	-	-		159.9
Net Income (Loss) (US$ million)	(117.0)	(348.5)		480.7
Equity Holders' Net Income (Loss) (US$ million)	(93.2)	(334.0)		422.1
Earnings (Loss) per ADS (US$)	(0.46)	(1.67)		2.11

•
EBITDA(2) of US$95.0 million in the first quarter 2009, down 66% quarter-over-quarter, as revenue per ton decreased US$301 compared to the fourth quarter 2008, while operating cost per ton decreased US$197.

•
Loss per American Depositary Share (ADS)(3) of US$0.46 in the first quarter 2009, which includes a US$0.86 non-cash foreign exchange loss per ADS on Ternium’s Mexican subsidiary’s US dollar denominated debt.

•
Positive free cash flow(4) of US$341.0 million in the first quarter 2009, as Ternium reduced its steel inventories by 366,000 tons and its capital expenditures by 60% compared to the fourth quarter 2008.

•	Net financial debt(5) of US$1.8 billion at the close of the first quarter 2009, a decrease of US$345.4 million compared to the close of the fourth quarter 2008.

Ternium's operating result in the first quarter 2009 was a loss of US$26.5 million, compared to a gain of US$186.3 million in the fourth quarter 2008, mainly due to lower gross margin. Additionally, the operating loss in the first quarter 2009 included a US$123.1 million loss related to the write-down of Ternium's inventory compared to a US$68.3 million inventory related write-down in the fourth quarter 2008. Revenue per ton decreased US$301 in the first quarter 2009 when compared to the fourth quarter 2008, while operating cost per ton decreased US$197.

The operating result in the first quarter 2009 was US$385.9 million lower than that of the first quarter 2008, mainly due to a 28% decrease in shipments and a 16% decrease in revenue per ton. There was no write-down of inventories recorded in the first quarter 2008.

Ternium had a net loss of US$117.0 million in the first quarter 2009, compared to a net loss of US$348.5 million in the fourth quarter 2008. The quarter-over-quarter improvement was mainly due to a US$462.0 million reduction in net foreign exchange loss, partially offset by a US$212.8 million reduction in operating income and a US$49.3 million reduction in income tax benefit.

The first quarter 2009 net loss compared to a net gain of US$480.7 million in the first quarter 2008. This year-over-year decrease was mainly due to a US$385.9 million lower operating result, a US$200.8 million lower net foreign exchange result and the absence in the first quarter 2009 of a US$159.9 million discontinued operations gain present in the first quarter 2008, partially offset by a US$106.4 million reduction in income tax expense.

Net foreign exchange result during the first quarter 2009 was a loss of US$160.5 million, compared to a loss of US$622.5 million in the fourth quarter 2008 and a gain of US$40.2 million in the first quarter 2008. The net foreign exchange losses in the first quarter 2009 and fourth quarter 2008 were primarily due to the Mexican Peso's 6% and 25% devaluation, respectively, on Ternium's Mexican subsidiary's US dollar denominated debt. These results are non-cash when measured in US dollars and are offset by changes in Ternium's net equity position in the currency translation adjustments line.

Ternium's financial debt at the end of the first quarter 2009 was US$2.9 billion, while the company's cash, cash equivalents and other liquid investments totaled US$1.2 billion as of March 31, 2009. The company's net financial debt of US$1.8 billion at the close of the first quarter 2009 decreased by US$345.4 million from its net financial debt position as of December 31, 2008.

Outlook

Ternium expects apparent demand in its main markets to remain weak in the second quarter 2009 as a result of the continued reduction of steel inventories. In the second half of 2009, the company anticipates shipments to gradually increase, prices to remain weak due to the steel industry's low capacity utilization in Ternium's regions and costs to be reduced by lower price of steel making inputs and the initiatives that Ternium is carrying out to adjust to the current environment.

The company anticipates a lower net debt position at the close of the second quarter 2009, mainly as a result of a continuing decline in working capital needs and a low level of capital expenditures. Ternium plans to achieve a balance between inventory levels and expected demand in the third quarter 2009.

Analysis of First quarter 2009 Results

Net loss attributable to Ternium's equity holders in the first quarter 2009 was US$93.2 million, compared with net income attributable to the company's equity holders of US$422.1 million in the first quarter 2008. Including minority interest, net loss for the first quarter 2009 was US$117.0 million, compared with net income of US$480.7 million in the first quarter 2008. Loss per ADS for the first quarter 2009 was US$0.46, compared with earnings per ADS of US$2.11 in the first quarter 2008.

Net sales in the first quarter 2009 were US$1.2 billion, 40% lower than net sales in the first quarter 2008. Shipments of flat and long products were 1.5 million tons during the first quarter 2009, a decrease of 28% compared to shipment levels in the first quarter 2008, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped was US$761 in the first quarter 2009, a decrease of 16% compared to the same quarter in 2008, mainly as a result of lower prices and a less favorable market mix.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	1Q 2009	1Q 2008	Dif.	1Q 2009	1Q 2008	Dif.	1Q 2009	1Q 2008	Dif.

South & Central America	358.0	635.8	-44%	363.7	673.0	-46%	984	945	4%
North America	545.6	1,021.0	-47%	704.0	1,080.0	-35%	775	945	-18%
Europe & other	93.3	4.8		170.9	4.8		546	1,008	-46%
Total flat products	996.8	1,661.6	-40%	1,238.5	1,757.7	-30%	805	945	-15%

South & Central America	11.4	36.4	-69%	23.1	56.7	-59%	493	643	-23%
North America	134.8	186.4	-28%	239.4	265.3	-10%	563	703	-20%
Europe & other	2.0	5.2	-61%	3.0	8.8	-66%	666	587	14%
Total long products	148.2	228.0	-35%	265.5	330.7	-20%	558	689	-19%

Total flat and long products	1,145.0	1,889.6	-39%	1,504.1	2,088.5	-28%	761	905	-16%

Other products(1)	29.7	53.0	-44%

Total Net Sales	1,174.7	1,942.6	-40%
 (1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the first quarter 2009 totaled US$1.0 billion, a decrease of 40% compared with the same quarter in 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products totaled 1.2 million tons in the first quarter 2009, a decrease of 30% compared with the same period in 2008, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped decreased 15% to US$805 in the first quarter 2009 compared with the same period in 2008, mainly due to lower steel prices and a less favorable market mix.

Sales of long products were US$148.2 million in the first quarter 2009, a decrease of 35% compared to the same period in 2008 mainly due to lower volumes and prices. Shipments of long products totaled 266,000 tons in the first quarter 2009, a 20% decrease versus the same quarter in 2008, due to lower demand in Ternium's billet markets in the South & Central America Region. Revenue per ton shipped was US$558 in the first quarter 2009, a decrease of 19% compared to the first quarter 2008, mainly due to lower steel prices.

Sales of other products totaled US$29.7 million during the first quarter 2009, compared to US$53.0 million during the first quarter 2008. The decrease was mainly driven by lower iron ore shipments and reduced revenue from other items including pig iron and metal building components.

Sales of flat and long products in the North America Region were US$680.4 million in the first quarter 2009, a decrease of 44% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 943,000 tons during the first quarter 2009, or 30% lower than in the same period in 2008 as a result of lower demand in the region's main markets. Revenue per ton shipped in the region decreased 20% to US$721 in the first quarter 2009 over the same quarter in 2008, mainly due to lower prices.

Flat and long product sales in the South & Central America Region were US$369.3 million during the first quarter 2009, a decrease of 45% versus the same period in 2008. This decrease was mainly due to lower shipments. Shipments in the region totaled 387,000 tons during the first quarter 2009, or 47% lower than in the first quarter 2008, due to the lower overall steel demand in the region. Revenue per ton shipped was US$955 in the first quarter 2009, an increase of 4% compared to the same quarter in 2008, mainly due to a higher priced product mix.

Cost of sales totaled US$1.0 billion in the first quarter 2009 compared to US$1.4 billion in the first quarter 2008. Cost of sales decreased mainly as a result of lower shipments. The relatively stable cost per ton year-over-year was due to higher raw material costs and a US$123.1 million inventory write-down during the first quarter 2009, offset by lower energy costs, the effect in the first quarter 2009 on cost of sales from inventory write-downs performed in previous quarters and the impact of the reduction in the US dollar value of inventories at the beginning of the year and purchased during the period, which resulted mainly from the devaluation of the Mexican Peso and Argentine Peso relative to the US dollar.

In the first quarter 2009 the average price of scrap and energy in Mexico and the average price of zinc in the international markets were lower than in the first quarter 2008, reflecting the continued steep reduction in commodity prices that began in the second half of 2008. Coal and third party iron ore prices were higher during the first quarter 2009 than they were in the same period in 2008, mainly as a result of higher annual contract prices.

Selling, General & Administrative (SG&A) expenses in the first quarter 2009 were US$136.2 million, or 12% of net sales, compared with US$145.5 million, or 8% of net sales, in the first quarter 2008. The decrease in SG&A was mainly due to the impact of the Mexican Peso's and Argentine Peso's devaluation relative to the US Dollar on local currency denominated costs, partially offset by higher lay off charges and higher freight and logistical costs as a result of higher export volumes.

Operating results in the first quarter 2009 were a loss of US$26.5 million, compared with a gain of US$359.4 million, or 19% of net sales, in the first quarter 2008.

EBITDA in the first quarter 2009 was US$95.0 million, or 8% of net sales, compared with US$464.4 million, or 24% of net sales, in the first quarter 2008.

Net financial expenses were US$187.6 million in the first quarter 2009, compared with US$29.2 million in the first quarter 2008. During the first quarter 2009, Ternium's net interest expenses totaled US$22.6 million, a decrease of US$9.6 million compared to the first quarter 2008 due to lower indebtedness and interest rates.

Net foreign exchange result was a loss of US$160.5 million in the first quarter 2009 compared to a gain of US$40.2 million in the same period in 2008. The first quarter 2009 loss was primarily due to the impact of the Mexican Peso's 6% devaluation on Ternium's Mexican subsidiary's US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso's fluctuation when stated in US dollars in Ternium's consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Fair value of derivatives result was a loss of US$1.4 million in the first quarter 2009 compared to a loss of US$20.9 million in the first quarter 2008. This result was related to some derivative instruments entered into by Ternium mainly to mitigate the impact of interest rate fluctuations.

Income tax benefit for the first quarter 2009 was US$96.5 million, compared with an income tax expense of US$9.9 million in the same period in 2008. The first quarter 2009 result included a gain of US$35.4 million due to a favorable resolution on a tax related dispute in Mexico, while the first quarter 2008 result included a non-recurring gain of US$96.3 million on account of lower deferred tax liability.

There was no net result of discontinued operations registered for the first quarter 2009. Net result of discontinued operations in the first quarter 2008 was a gain of US$101.4 million related to the results from the sale of non-core US assets and a gain of US$58.6 million related to Sidor.

Loss attributable to minority interest for the first quarter 2009 was US$23.8 million, compared to income attributable to minority interest of US$58.6 million in the first quarter 2008, mainly due to a lower result attributable to minority interest in Siderar.

Cash Flow and Liquidity

Net cash provided by continuing operations in the first quarter 2009 was US$409.3 million, higher than the US$1.7 million in net cash provided by continuing operations in the first quarter 2008 mainly as a result of a working capital decrease of US$371.3 million in the first quarter 2009 compared to a working capital increase of US$230.1 million in the first quarter 2008, partially offset by lower operating results. The decrease in working capital in the first quarter 2009 resulted mainly from a US$379.8 million inventory reduction and a US$57.1 million decrease in trade receivables, partially offset by a US$19.8 million decrease in tax liabilities and a US$19.5 million decrease in accounts payable. Inventories decreased principally as a result of a lower volume of finished goods, goods in process and raw materials, as Ternium implemented a de-stocking process in response to lower demand for steel products, and lower costs. Trade receivables decreased due to lower volumes and sale prices during the first quarter 2009. In the first quarter 2008, working capital increased by US$230.1 million mainly as a result of higher inventory levels of goods in process and raw materials.

Capital expenditures in the first quarter 2009 were US$68.3 million, compared to US$100.5 million in the first quarter 2008. Capital expenditures during the first quarter 2009 were mainly related to the relining of a blast furnace and revamping of two coking batteries in Argentina.

In the first quarter 2009, Ternium had a positive free cash flow(6) of US$341.0 million compared to negative free cash flow(6) of US$98.8 million in the first quarter 2008. Ternium's net repayment of borrowings in the first quarter 2009 was US$321.7 million, mostly related to the payment upon maturity of some of the company's Mexican subsidiaries' outstanding debt.

As of March 31, 2009, Ternium's financial debt was US$2.9 billion, while the company's cash, cash equivalents and other investments totaled US$1.2 billion. Ternium's net financial debt(7) of US$1.8 billion at the close of the first quarter 2009 decreased US$345.4 million compared to the company's net financial debt position as of December 31, 2008. The company believes that its available cash and marketable securities and funds from operations will be sufficient to finance its operations. The company has not negotiated additional credit facilities.

Forward-Looking Statements

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately nine million tons of finished steel products. More information about Ternium is available at www.ternium.com.

(1) Sidor's results of operations are shown as Discontinued Operations. Discontinued Operations also include results from the non-core US assets that were sold during the first quarter 2008.

(2) EBITDA in the first quarter 2009 equals operating loss of US$26.5 million plus depreciation and amortization of US$94.4 million and impairment charges related to intangible assets of US$27.0 million.

(3) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(4) Free cash flow for the first quarter 2009 equals net cash provided by continuing operations of US$409.3 million less capital expenditures of US$68.3 million.

(5) Net financial debt in the first quarter 2009 equals borrowings of US$2.9 billion less cash and cash equivalents of US$1.1 billion and other investments of US$90.9 million.

(6) Free cash flow for the first quarter 2009 equals net cash provided by continuing operations of US$409.3 million less capital expenditures of US$68.3 million, while negative free cash flow for the first quarter 2008 equals net cash provided by continuing operations of US$1.7 million less capital expenditures of US$100.5 million.

(7) Net financial debt in the first quarter 2009 equals borrowings of US$ 2.9 billion less cash and cash equivalents of US$1.1 billion and other investments of US$90.9 million.

Consolidated income statement

US$ million	1Q 2009	1Q 2008	Dif.
Net sales	1,174.7	1,942.6	(768.0)
Cost of sales	(1,044.6)	(1,447.7)	403.2
Gross profit	130.1	494.9	(364.8)
Selling, general and administrative expenses	(136.2)	(145.5)	9.3
Other operating (expenses) income, net	(20.4)	10.0	(30.4)
Operating (loss) income	(26.5)	359.4	(385.9)

Interest expense	(27.7)	(44.3)	16.6
Interest income	5.1	12.1	(7.0)
Other financial (expenses) income, net	(165.0)	3.0	(168.0)

Equity in earnings of associated companies	0.5	0.4	0.1
(Loss) income before income tax expense	(213.6)	330.6	(544.2)
Income tax benefit (expense)
Current and deferred income tax benefit (expense)	96.5	(106.2)	202.7
Reversal of deferred statutory profit sharing	-	96.3	(96.3)
Discontinued operations	-	159.9	(159.9)
Net (loss) income for the period	(117.0)	480.7	(597.7)

Attributable to:
Equity holders of the Company	(93.2)	422.1	(515.3)
Minority interest	(23.8)	58.6	(82.4)
	(117.0)	480.7	(597.7)

Consolidated balance sheet

US$ million	March 31, 2009	December 31, 2008

Property, plant and equipment, net	3,935.6	4,212.3
Intangible assets, net	1,036.1	1,136.4
Investment in associated companies	6.0	5.6
Other investments, net	16.5	16.9
Receivables, net	116.3	120.2
Total non-current assets	5,110.6	5,491.4

Receivables	296.7	249.0
Derivative financial instruments	-	1.5
Inventories, net	1,345.0	1,826.5
Trade receivables, net	549.1	623.0
Available for sale assets	1,318.9	1,318.9
Other investments	90.9	90.0
Cash and cash equivalents	1,080.4	1,065.6
Total current assets	4,680.9	5,174.5

Non-current assets classified as held for sale	16.5	5.3

Total assets	9,808.1	10,671.2

Shareholders' equity	4,364.7	4,597.4
Minority interest in subsidiaries	887.1	964.1

Minority interest & shareholders' equity	5,251.9	5,561.5

Provisions	21.3	24.4
Deferred income tax	701.8	810.2
Other liabilities	144.9	148.7
Derivative financial instruments	51.3	65.8
Borrowings	2,074.1	2,325.9
Total non-current liabilities	2,993.4	3,375.0

Current tax liabilities	124.1	194.1
Other liabilities	90.5	103.4
Trade payables	411.1	438.7
Derivative financial instruments	73.6	57.2
Borrowings	863.5	941.5
Total current liabilities	1,562.8	1,734.8

Total liabilities	4,556.2	5,109.8

Total liabilities, minority interest & shareholders' equity	9,808.1	10,671.2

Consolidated cash flow statement

US$ million	1Q 2009	1Q 2008	Dif.

Net (loss) income from continuing operations	(117.0)	320.8	(437.8)
Adjustments for:
Depreciation and amortization	94.4	105.0	(10.6)
Equity in earnings of associated companies	(0.5)	(0.4)	(0.1)
Changes in provisions	(1.2)	1.2	(2.4)
Net foreign exchange and others	182.8	(39.7)	222.5
Interest accruals less payments	0.6	(87.7)	88.3
Income tax accruals less payments	(148.0)	(67.3)	(80.7)
Impairment charge	27.0	-	27.0
Changes in working capital	371.3	(230.1)	601.4

Net cash provided by operating activities	409.3	1.7	407.6

Capital expenditures	(68.3)	(100.5)	32.2
Proceeds from sale of property, plant & equipment	0.3	0.7	(0.3)
Acquisition of business	(0.2)	-	(0.2)
Income tax credit paid on business acquisition	-	-	-
Investments in associated companies	-	-	-
Decrease in Other Investments	(0.9)	(0.8)	(0.1)
Proceeds from sale of discontinued operations	-	722.5	(722.5)
Discontinued operations	-	32.2	(32.2)

Net cash (used in) provided by investing activities	(69.0)	654.0	(723.1)

Proceeds from borrowings	74.2	105.0	(30.8)
Repayment of borrowings	(395.9)	(891.2)	495.3

Net cash used in financing activities	(321.7)	(786.2)	464.5

Increase (Decrease) in cash and cash equivalents	18.6	(130.4)	149.0

Shipments
Thousand tons	1Q 2009	1Q 2008	4Q 2008

South & Central America	363.7	673.0	559.9
North America	704.0	1,080.0	642.2
Europe & other	170.9	4.8	36.0
Total flat products	1,238.5	1,757.7	1,238.1

South & Central America	23.1	56.7	91.9
North America	239.4	265.3	213.2
Europe & other	3.0	8.8	3.6
Total long products	265.5	330.7	308.7

Total flat and long products	1,504.1	2,088.5	1,546.8

Revenue / ton
US$/ton	1Q 2009	1Q 2008	4Q 2008

South & Central America	984	945	1,147
North America	775	945	1,146
Europe & other	546	1,008	834
Total flat products	805	945	1,137

South & Central America	493	643	780
North America	563	703	749
Europe & other	666	587	884
Total long products	558	689	760

Total flat and long products	761	905	1,062

Net Sales
US$ million	1Q 2009	1Q 2008	4Q 2008

South & Central America	358.0	635.8	642.4
North America	545.6	1,021.0	735.7
Europe & other	93.3	4.8	30.0
Total flat products	996.8	1,661.6	1,408.1

South & Central America	11.4	36.4	71.7
North America	134.8	186.4	159.7
Europe & other	2.0	5.2	3.1
Total long products	148.2	228.0	234.5

Total flat and long products	1,145.0	1,889.6	1,642.6

Other products (1)	29.7	53.0	78.5

Total net sales	1,174.7	1,942.6	1,721.1
(1) Includes iron ore, pig iron and metal buildings.

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com